NEW PACIFIC METALS CORP. Management’s Discussion and Analysis For the three months ended September 30, 2020 and 2019 (Expressed in Canadian dollars, unless otherwise stated)

DATE OF REPORT: November 10, 2020

This MD&A for New Pacific Metals Corp. and its subsidiaries’ (“New Pacific” or the “Company”) should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements for the three months ended September 30, 2020 and the related notes contained therein. In addition, the following should be read in conjunction with the audited consolidated financial statements of the Company for the year ended June 30, 2020, the related MD&A, and the Annual Information Form dated September 25, 2020 (available on SEDAR at www.sedar.com). The Company reports its financial position, financial performance, and cash flow in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The Company’s significant accounting policies are set out in Note 2 of the audited consolidated financial statements for the year ended June 30, 2020.

BUSINESS STRATEGY

The Company is a Canadian mining issuer engaged in exploring and developing mineral properties in Bolivia and Canada. The Company’s flagship project is the Silver Sand Project in Bolivia. With experienced management and sufficient technical and financial resources, the Company is well positioned to build shareholder value through exploration and resource development.

The Company is publicly listed on the Toronto Stock Exchange (“TSX”) under the symbol “NUAG” and on the OTCQX Best Market in the United States under the symbol “NUPMF”. The head office and the registered and records offices of the Company are located at 1066 West Hastings Street, Suite 1750, Vancouver, British Columbia, Canada, V6E 3X1.

PROJECTS OVERVIEW

1. Silver Sand Project

The Silver Sand Project is located in the Colavi District of PotosíDepartment in southwestern Bolivia at an elevation of 4,072 metres (“m”) above sea level, 25 kilometres (“km”) northeast of Potosí City, the department capital.

The project is comprised of two claim blocks, the Silver Sand South and North Blocks, which encompass a total area of 5.42 km2. The Silver Sand South Block hosts the Silver Sand deposit and is comprised of 17 ATEs which, as per the Bolivian Mining and Metallurgy Law No. 535 of May 28, 2014 as modified by Law No. 845 of October 24, 2016 (collectively, the “2014 and 2016 Mining Laws”), have been consolidated into a single claim block, termed an “AMC” – details of which are below:

Exploration and mining rights in Bolivia are granted by the Ministry of Mines and Metallurgy through the Jurisdictional Mining Administrative Authority (Autoridad Jurisdiccional Administrativa Minera or “AJAM”). Under the 2014 and 2016 Mining Laws, tenure is granted as either an AMC or an exploration license. Tenure held under previous legislation was converted to ATEs, formerly known as “mining concessions”. These ATEs are required to be consolidated to new 25-hectare sized cuadriculas (concessions) and converted to Administrative Mining Contracts (“AMC”). AMCs created by conversion recognize existing rights of exploration and/or exploitation and development, including treatment, foundry refining, and/or trading.

AMCs have a fixed term of 30 years and can be extended for a further 30 years if certain conditions are met. Each contract requires ongoing work and the submission of plans to AJAM. Exploration licenses are valid for a maximum of five years and provide the holder with the first right of refusal for an AMC. In specific areas, mineral tenure is owned by the Bolivian state mining corporation, Corporación Minera de Bolivia (“COMIBOL”). In these areas development and production agreements can be obtained by entering into a Mining Production Contract (MPC) with COMIBOL.

Management’s Discussion and Analysis	Page 1

NEW PACIFIC METALS CORP. Management’s Discussion and Analysis For the three months ended September 30, 2020 and 2019 (Expressed in Canadian dollars, unless otherwise stated)

In accordance with applicable laws, New Pacific (through its wholly owned subsidiary, Minera Alcira S.A. (“Alcira”)) submitted all required documents for the consolidation and conversion of the original 17 ATEs, which comprise the core of the Silver Sand Project, to cuadriculas and AMC to AJAM. On January 6, 2020, Alcira signed an AMC with AJAM pursuant to which the 17 ATEs were consolidated into one concession with an area of 3.17 km2. This AMC is yet to be registered with the mining register, notary process and published in the mining gazette.

In addition, New Pacific acquired a 100% interest in three continuous mineral concessions called Jisas, Jardan and El Bronce originally owned by third party private entities. These three concessions, when converted to AMCs, will total 2.25 km2. Consequently, the total area owned by the Company which comprises the Silver Sand Project is 5.42 km2.

Exploration Progress

The Company has carried out extensive exploration and resource definition drill programs on its Silver Sand Project since acquiring the project in 2017. From 2017 to 2019, the Company completed a total of 97,619 m of drilling in 386 drill holes– one of the largest green fields discovery drill programs in South America during this period.

On April 14, 2020, the Company released its inaugural National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) Mineral Resource estimate for the Silver Sand Project. Using a 45 g/t silver cut-off-grade, the estimate reported Measured & Indicated resource tonnes of 35.39 Mt at 137 g/t Ag for 155.86 Moz and Inferred resource tonnes of 9.84 Mt at 112 g/t Ag for 35.55 Moz. See news release dated April 14, 2020 and an amended and restated technical report entitled “Silver Sand Deposit Mineral Resource Report (Amended)” with an effective date of January 16, 2020 filed under the Company’s profile on SEDAR for details.

The Company commenced its 2020 drill campaign during the first quarter of 2020. A total of 1,589.75 m of drilling was completed before field-based operations in Bolivia were suspended due to the COVID-19 pandemic. Advanced studies have commenced on the project, and following a competitive tendering process, the Company selected CSA Global Consultants Canada Ltd. (an ERM Group company), Knight Piésold Consultores S.A., and Wood plc (an Amec Foster Wheeler company) to lead the Preliminary Economic Assessment, Environmental baseline study, and Social baseline studies, respectively. The initial desktop portion of the studies are currently in progress.

In response to the COVID-19 pandemic, the Company’s Health & Safety Team has implemented Company- wide safety protocols such as 14-day self-isolation where necessary, travel restrictions, remote working and enhanced hygiene controls. The Company also continues to provide assistance to the communities neighbouring our projects by donating medical, hygiene, personal protective equipment, and food supplies as part of the Company’s ongoing social responsibility program. The Company continues to monitor the situation and will recommence operations at the Silver Sand Project when it is deemed safe to do.

For the three months ended September 30, 2020, total expenditures of $909,418 (three months ended September 30, 2019 - $4,839,425) were capitalized under the Silver Sand project.

Management’s Discussion and Analysis	Page 2

NEW PACIFIC METALS CORP. Management’s Discussion and Analysis For the three months ended September 30, 2020 and 2019 (Expressed in Canadian dollars, unless otherwise stated)

On July 25, 2018, New Pacific announced that Alcira signed a memorandum of understanding with COMIBOL, allowing Alcira to explore and potentially develop and mine 29 ATEs and 201 cuadriculas adjoining the Silver Sand Project.

Subsequently on January 11, 2019, New Pacific announced that Alcira entered into a Mining Production Contract (the “MPC”) with COMIBOL granting Alcira the right to carry out exploration, development and mining production activities in the areas adjoining the Company’s Silver Sand Project. The MPC covers an aggregate area of 56.9 km2. The MPC is comprised of two areas. The first area consists of 29 ATEs owned by COMIBOL, located to the south and west of the Silver Sand Project. The second area includes additional geologically prospective ground to the north, east and south of the Silver Sand Project, whereby COMIBOL will apply for exploration and mining rights with AJAM. Upon granting of the exploration and mining rights by AJAM, COMIBOL will contribute these additional properties to the MPC.

The MPC was approved by Bolivia’s Ministry of Mining and Metallurgy but remains subject to ratification and approval by the Plurinational Legislative Assembly of Bolivia. As of the date of this MD&A, the MPC has not been ratified nor approved by the Plurinational Legislative Assembly of Bolivia. Presidential elections were held in Bolivia on October 18, 2020 and the President elect is inaugurated on November 8, 2020. The Company cautions that there is no assurance that the Company will be successful in obtaining ratification of the MPC in a timely manner or at all, or that the ratification of the MPC will be obtained on reasonable terms. The Company cannot predict the new government’s positions on foreign investment, mining concessions, land tenure, environmental regulation, community relations, taxation or otherwise. A change in the government’s position on these issues could adversely affect the ratification of the MPC and the Company’s business.

There are no known economic mineral deposits, nor any previous drilling or exploration discovery within the MPC areas. Alcira has not received any geological maps nor any assay results from COMIBOL on the properties covered by the MPC before or after signing of the MPC. Alcira maintains that the MPC with COMIBOL continues to present an opportunity to explore and evaluate the possible extension of the mineralization outside of the Silver Sand Project.

In July 2018, the Company entered into an agreement with third party private vendors to acquire their 100% interest in ATEs located north to the Silver Sand Project by cash payments of $1,315,600 (US$1,000,000) and issuance of 832,000 common shares to the vendors. During Fiscal 2019 and Fiscal 2020, cash payments of $1,052,480 (US$800,000) were paid and 541,000 common shares were issued to the vendors. During the three months ended September 30, 2020, the final payment of $263,120 (US$200,000) cash and 291,000 common shares were paid and issued to the vendors.

2. Silverstrike Project

In December 2019, the Company acquired a 98% interest in the Silverstrike Project from an arm’s length private Bolivian corporation (the “Vendor”) by making a one-time cash payment of $1,782,270 (US$1,350,000). Under the agreement, the Company’s Bolivian subsidiary is required to cover 100% of the future expenditures including exploration, development and mining production activities at the Silverstrike Project. The agreement has a term of 30 years and is renewable for another 15 years. The agreement is subject to approval by AJAM.

Management’s Discussion and Analysis	Page 3

NEW PACIFIC METALS CORP. Management’s Discussion and Analysis For the three months ended September 30, 2020 and 2019 (Expressed in Canadian dollars, unless otherwise stated)

The Silverstrike Project consists of approximately 13km2 and is located approximately 140 km southwest of La Paz, Bolivia. The Silverstrike Project shares many similarities with the Silver Sand Project pre-discovery drilling, namely: sandstone hosted structurally controlled silver-polymetallic mineralization centered on a historic mining district – the Berenguela District, presence of felsic Tertiary intrusive with corresponding multiple silver rich occurrences associated with extensive sercitic alteration and underexplored with limited modern exploration. The Vendor has also applied for exploration rights over areas surrounding the Silverstrike Project as part of the transaction.

For the three months ended September 30, 2020, the Company’s exploration team completed reconnaissance and detailed mapping and sampling programs on the northern portion of the project. The results to date indicate good to excellent exploration potential for hosting narrow high-grade and near- surface broad-zones of silver mineralization. See news release dated September 29, 2020 for details.

For the three months ended September 30, 2020, total expenditures of $550,496 (three months ended September 30, 2019 - $nil) were capitalized under the Silverstrike Project.

3. Tagish Lake Gold Project

The Tagish Lake Gold Project (“TLG Project”), covering an area of 166 km2, is located in Yukon Territory, Canada, and consists of 1,051 mining claims hosting three identified gold and gold-silver mineral deposits: Skukum Creek, Goddell Gully and Mount Skukum.

The Company acquired the TLG Project in December 2010 and completed a single exploration season in 2011 prior to placing the project on care and maintenance. During the year, the Company performed strategic reviews on its TLG Project and established a wholly owned subsidiary, Whitehorse Gold Corp. (“Whitehorse Gold”), to hold its 100% interest in the project. In Q4 fiscal 2020, significant changes with favourable effects on the TLG Project have taken place. The Company obtained a Class 1 exploration permit, commenced desktop technical studies and analysis of the TLG Project, including an updated exploration plan. As a result, the Company reversed the previously recorded impairment on TLG Project to its recoverable amount, being its fair value less costs of disposal (“FVLCD”). The fair value was determined using a market approach based on the pricing parameters implied by the market value of selected comparable transactions involving the sale of similar companies or mineral properties. Specifically, the comparable in-situ resource multiples (enterprise value per ounce of contained gold) observed in comparable transactions has been used to estimate the fair value. As a result, the Company recognized an impairment recovery of $11,714,944 for the year ended June 30, 2020.

For the three months ended September 30, 2020, total expenditures of $400,838 (three months ended September 30, 2019 - $nil) were capitalized under the TLG Project.

On July 22, 2020, the Company announced that, subject to customary approvals, it intends to (directly or indirectly) distribute all Whitehorse Gold common shares to the Company’s shareholders on a pro rata basis by way of a plan of arrangement under the Business Corporations Act (British Columbia) and apply to list the Whitehorse Gold common shares on the TSX Venture Exchange (“TSXV”). The spin-out transaction was approved by the Company’s shareholders at its annual general and special meeting held on September 30, 2020 and by the Supreme Court of British Columbia subsequent to period end on October 7, 2020.

Upon completion of the spin-out, the Company plans to continue to focus on the exploration and development of its Silver Sand and Silverstrike projects in Bolivia.

Management’s Discussion and Analysis	Page 4

NEW PACIFIC METALS CORP. Management’s Discussion and Analysis For the three months ended September 30, 2020 and 2019 (Expressed in Canadian dollars, unless otherwise stated)

4. RZY Silver-Lead-Zinc Project

The RZY Project, located in Qinghai, China is an early stage silver-lead-zinc exploration project. The RZY Project is located approximately 237 km from the city of Yushu, Tibetan Autonomous Prefecture, or 820 km from Qinghai Province’s capital city of Xining. In 2016, the Qinghai Government issued a moratorium which suspended exploration for 26 mining projects in the region, including the RZY project, and classified the region as a National Nature Reserve Area.

During Fiscal 2020, the Company’s subsidiary, Qinghai Found Mining Co., Ltd. (“Qinghai Found”), reached a compensation agreement with the Qinghai Government for the RZY Project. Pursuant to the compensation agreement, Qinghai Found will surrender its title to the RZY Project to the Qinghai Government after completing certain reclamation works for one-time cash compensation of $3.8 million (RMB ¥20 million). As of September 30, 2020, the process was under review and subject to approval by the Qinghai Government.

The continuity schedule of mineral property acquisition costs and deferred exploration and development costs are summarized as follows:

Cost	Silver Sand	Silverstrike	Tagish Lake	RZY Project	Total
Balance, July 1, 2019	$73,281,418	$-	$-	$3,534,664	$76,816,082
Capitalized exploration expenditures
Reporting and assessment	601,466	976	-	-	602,442
Drilling and assaying	6,521,210	2,237	-	-	6,523,447
Project management and support	4,546,717	586,052	-	-	5,132,769
Camp service	661,514	50,837	-	-	712,351
Camp construction	32,406	-	-	-	32,406
Permitting	51,358	-	105,056	-	156,414
Acquisition of Silverstrike Project	-	1,782,270	-	-	1,782,270
Acquisition of mineral concessions	290,220	-	-	-	290,220
Other	26,854	-	-	-	26,854
Impairment recovery	-	-	11,714,944	-	11,714,944
Reclassified to assets held for distribution	-	-	(11,820,000)	-	(11,820,000)
Foreign currency impact	2,979,031	59,546	-	40,800	3,079,377
Balance, June 30, 2020	$88,992,194	$2,481,918	$-	$3,575,464	$95,049,576
Capitalized exploration expenditures
Reporting and assessment	162,031	187	60,959	-	223,177
Drilling and assaying	29,509	191,396	-	-	220,905
Project management and support	628,752	282,579	-	-	911,331
Camp service	76,519	76,334	-	-	152,853
Camp construction	9,748	-	275,999	-	285,747
Permitting	2,859	-	63,880	-	66,739
Reclassified to assets held for distribution	-	-	(400,838)	-	(400,838)
Foreign currency impact	(1,537,466)	(41,507)	-	64,907	(1,514,066)
Balance, September 30, 2020	$88,364,146	$2,990,907	$-	$3,640,371	$94,995,424

Management’s Discussion and Analysis	Page 5

NEW PACIFIC METALS CORP. Management’s Discussion and Analysis For the three months ended September 30, 2020 and 2019 (Expressed in Canadian dollars, unless otherwise stated)

INVESTMENTS OVERVIEW

Short-Term Investments

Short-term investments consist of the following:

	September 30, 2020	June 30, 2020
Guaranteed Investment Certificates	$12,033,132	$20,003,028
Bonds	581,309	630,744
	$12,614,441	$20,633,772

The Company acquired Guaranteed Investment Certificates (“GICs”) through major Canadian financial institutions. These GICs are held to receive interest payments until maturity. The Company accounts for the GICs as amortized cost at each reporting date.

The continuity of GICs is summarized as follows:

Amount
Balance, July 1, 2019	$-
Acquisition	20,000,000
Interest earned	3,028
Balance, June 30, 2020	20,003,028
Interest earned	44,858
Interest received	(14,754)
Disposition	(8,000,000)
Balance, September 30, 2020	$12,033,132

The Company acquired bonds issued by other companies from various industries through the open market. These bonds are held to receive coupon interest payments and to realize potential gains. The bonds may also be disposed on demand through the open market should the Company require funds for operational or investment needs. The Company accounts for the bonds at fair value at each reporting date.

The continuity of bonds is summarized as follows:

Amount
Balance, July 1, 2019	$10,942,898
Interest earned	361,555
Loss on fair value change	(375,644)
Coupon payment	(399,499)
Disposition	(10,230,848)
Foreign currency translation impact	332,282
Balance, June 30, 2020	630,744
Interest earned	11,905
Loss on fair value change	(47,664)
Foreign currency translation impact	(13,676)
Balance, September 30, 2020	$581,309

Management’s Discussion and Analysis	Page 6

NEW PACIFIC METALS CORP. Management’s Discussion and Analysis For the three months ended September 30, 2020 and 2019 (Expressed in Canadian dollars, unless otherwise stated)

Equity Investments

Equity investments represent equity interests of other publicly traded or privately-held companies that the Company has acquired through the open market or through private placements. These equity interests consist of common shares, preferred shares, and warrants.

The Company’s equity investments are summarized as follows:

	September 30, 2020	June 30, 2020
Common or preferred shares
Public companies	$5,589,600	$4,795,960
Warrants
Public companies	775,478	807,631
	$6,365,078	$5,603,591

The continuity of equity investments is summarized as follows:

		Accumulated mark-to-
		market gain included
	Fair value	in net income
Balance, July 1, 2019	$5,110,893	$3,035,483
Acquisition	5,018,338	-
Proceeds on disposal	(6,131,622)	-
Change in fair value	1,605,982	1,605,982
Balance, June 30, 2020	$5,603,591	$4,641,465
Change in fair value	761,487	761,487
Balance, September 30, 2020	$6,365,078	$5,402,952

FINANCIAL RESULTS

Net loss attributable to equity holders of the Company for the three months ended September 30, 2020 was $1,505,603 or $0.01 per share (three months ended September 30, 2019 - net income of $1,285,938 or $0.01 per share). The Company’s financial results were mainly impacted by the following: (i) income from investments of $843,828 compared to income of $2,115,448 in the prior year quarter; (ii) operating expenses of $2,027,401 compared to $1,008,940 in the prior year quarter; and (iii) foreign exchange loss of $321,728 compared to gain of $176,342 in the prior year quarter.

Income from investments for the three months ended September 30, 2020 was $843,828 (three months ended September 30, 2019 - $2,115,448 and comprised of a $761,487 gain on the Company’s equity investments, a $35,759 loss from fair value change offset by interest earned on bonds, $71,017 in dividends received from the preferred share portfolio, and $47,083 in interest earned from GICs and other cash accounts. As at the date of this MD&A, the Company’s material investments are preferred shares issued by the largest five Canadian banks with weighted average dividends yield of 5.71% and Canadian GICs earning weighted average interest of 1.02%.

Management’s Discussion and Analysis	Page 7

NEW PACIFIC METALS CORP. Management’s Discussion and Analysis For the three months ended September 30, 2020 and 2019 (Expressed in Canadian dollars, unless otherwise stated)

Operating expenses for the three months ended September 30, 2020 were $2,027,401 (three months ended September 30, 2019 - $1,008,940). Items included in operating expenses were as follows:

(i) Project evaluation and corporate development expenses for the three months ended September 30, 2020 of $179,410 (three months ended September 30, 2019 - $nil). The Company is actively seeking and evaluating other exploration and investment opportunities in Bolivia.

(ii) Filing and listing fees for the three months ended September 30, 2020 of $111,666 (three months ended September 30, 2019 - $63,013). The increase in filing and listing fees in the current period was a result of the Company’s graduation from TSXV to TSX.

(iii) Investor relations expenses for the three months ended September 30, 2020 of $138,670 (three months ended September 30, 2019 - $278,310).

(iv) Professional fees for the three months ended September 30, 2020 of $271,893 (three months ended September 30, 2019 - $42,901). The increase in professional fees in the current period was related to the spin-out transaction of the TLG Project.

(v) Salaries and benefits expense for the three months ended September 30, 2020 of $504,936 (three months ended September 30, 2019 - $202,998). The increase in salaries and benefits expense in the current period was related to additional employees being hired in Bolivia and Canada to facilitate the operation and expansion of the Company’s various mining projects.

(vi) Office and administration expenses for the three months ended September 30, 2020 of $281,593 (three months ended September 30, 2019 - $123, 604).

(vii) Share-based compensation for the three months ended September 30, 2020 of $525,123 (three months ended September 30, 2019 - $295,925). The increase in share-based compensation was due to the grant of restricted share units (“RSUs”) in the previous quarter instead of stock options. RSUs are valued at higher costs compared to equivalent stock options.

Foreign exchange loss for the three months ended September 30, 2020 was $321,728 (three months ended September 30, 2019 – gain of $176,342). The Company holds a large portion of cash and cash equivalents and bonds in US dollars while the Company’s functional currency is the Canadian dollar. The fluctuation in exchange rates between the US dollar and the Canadian dollar will impact the financial results of the Company. During the three months ended September 30, 2020, the US dollar depreciated by 2.1% against the Canadian dollar (from 1.3628 to 1.3339) while in the prior year quarter the US dollar appreciated by 1.2% against the Canadian dollar (from 1.3087 to 1.3243).

Management’s Discussion and Analysis	Page 8

NEW PACIFIC METALS CORP. Management’s Discussion and Analysis For the three months ended September 30, 2020 and 2019 (Expressed in Canadian dollars, unless otherwise stated)

Selected Quarterly Information
	For the Quarters Ended
	Sep. 30, 2020	Jun. 30, 2020	Mar. 31, 2020	Dec. 31, 2019
Income (loss) from Investments	$843,828	$901,368	$(1,594,956)	$339,654
Income (loss) before other income and expenses	(1,183,573)	(1,119,665)	(3,127,804)	(1,285,479)
Impairment recovery of mineral property interests	-	11,714,944	-	-
Other income (loss)	(324,667)	(619,180)	1,390,100	(322,879)
Net (loss) income	(1,508,240)	9,976,099	(1,737,704)	(1,608,358)
Net (loss) income attributable to equity holders	(1,505,603)	9,979,318	(1,733,133)	(1,599,824)
Basic and diluted earnings (loss) per share	(0.01)	0.06	(0.01)	(0.01)
Total assets	176,599,545	178,816,058	147,979,848	139,648,018
Total liabilities	2,026,143	2,043,514	2,014,874	1,860,517
	For the Quarters Ended
	Sep. 30, 2019	Jun. 30, 2019	Mar. 31, 2019	Dec. 31, 2018
Income (loss) from Investments	$2,115,448	$(203,178)	$1,552,446	$65,926
Income (loss) before other income and expenses	1,106,508	(1,152,707)	424,263	(592,796)
Impairment of mineral property interests	-	(779,823)	-	-
Other income (loss)	176,342	(353,416)	(431,470)	1,070,731
Net income (loss)	1,282,850	(2,285,946)	(7,207)	477,935
Net income (loss) attributable to equity holders	1,285,938	(2,141,800)	(359)	473,838
Basic and diluted earnings (loss) per share	0.01	(0.01)	(0.00)	0.00
Total assets	127,078,569	124,248,395	106,639,014	109,287,409
Total liabilities	2,663,415	2,368,392	1,164,674	2,663,248

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows

Cash used in operating activities for the three months ended September 30, 2020 was $2,356,142 (three months ended September 30, 2019 – $132,633).

Cash provided by investing activities for the three months ended September 30, 2020 was $6,178,235 (three months ended September 30, 2019 – $1,459,381). Cash flows from investing activities were mainly impacted by: (i) capital expenditures for mineral properties and plant and equipment of $1,771,754 on the exploration projects in Bolivia compared to $5,220,823 in the prior year period; and (ii) proceeds of $8,000,000 from maturity of GIC compared to $7,211,584 proceeds from disposal of bonds and equity investments in the prior year period.

Cash provided by financing activities for the three months ended September 30, 2020 was $283,629 (three months ended September 30, 2019 – $184,400). Cash flows from financing activities during the quarter were proceeds arising from stock options exercised.

Liquidity and Capital Resources

As at September 30, 2020, the Company had working capital of $68,879,993 (June 30, 2020 – $71,720,986), comprised of cash and cash equivalents of $44,765,587 (June 30, 2020 - $40,644,346), short term investments of $12,614,441 (June 30, 2020 - $20,633,772), assets held for distribution of $12,605,745 (June 30, 2020 - $11,849,971) and other current assets of $920,363 (June 30, 2020 - $636,411) offset by current liabilities of $2,026,143 (June 30, 2020 - $2,043,514). Management believes that the Company has sufficient funds to support its normal exploration and operating requirements on an ongoing basis.

Management’s Discussion and Analysis	Page 9

NEW PACIFIC METALS CORP. Management’s Discussion and Analysis For the three months ended September 30, 2020 and 2019 (Expressed in Canadian dollars, unless otherwise stated)

The Company does not have unlimited resources and its future capital requirements will depend on many factors, including, among others, cash flow from interest, dividends, and realized gains on investments. To the extent that its existing resources and the funds generated by future income are insufficient to fund the Company’s operations, the Company may need to raise additional funds through public or private debt or equity financing. If additional funds are raised through the issuance of equity securities, the percentage ownership of current shareholders will be reduced and such equity securities may have rights, preferences or privileges senior to those of the holders of the Company’s common shares. No assurance can be given that additional financing will be available or that, if available, can be obtained on terms favourable to the Company and its shareholders. If adequate funds are not available, the Company may be required to delay, limit or eliminate some or all of its proposed operations. The Company believes it has sufficient capital to meet its cash needs for the next 12 months, including the costs of compliance with continuing reporting requirements.

In addition, the current outbreak of COVID-19 has caused significant disruption to global economic conditions which may adversely impact the Company’s results.

FINANCIAL INSTRUMENTS

The Company manages its exposure to financial risks, including liquidity risk, foreign exchange rate risk, interest rate risk, credit risk, and equity price risk in accordance with its risk management framework. The Company’s board of directors (the “Board”) has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

(a) Fair Value

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of inputs used in making the measurements as defined in IFRS 13 – Fair Value Measurement (“IFRS 13”).

Level 1 – Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Unobservable inputs which are supported by little or no market activity.

The following table sets forth the Company’s financial assets that are measured at fair value on a recurring basis by level within the fair value hierarchy as at September 30, 2020 and June 30, 2020 that are not otherwise disclosed. As required by IFRS 13, financial assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Management’s Discussion and Analysis	Page 10

NEW PACIFIC METALS CORP. Management’s Discussion and Analysis For the three months ended September 30, 2020 and 2019 (Expressed in Canadian dollars, unless otherwise stated)

	Fair value as at September 30, 2020
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial Assets
Cash and cash equivalents	$44,765,587	$-	$-	$44,765,587
Short-term investments - bonds	581,309	-	-	581,309
Common or preferred shares	5,589,600	-	-	5,589,600
Warrants	-	775,478	-	775,478

	Fair value as at June 30, 2020
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial Assets
Cash and cash equivalents	$40,644,346	$-	$-	$40,644,346
Short-term investments - bonds	630,744	-	-	630,744
Common or preferred shares	4,795,960	-	-	4,795,960
Warrants	-	807,631	-	807,631

Fair value of other financial instruments excluded from the table above approximates their carrying amount as of September 30, 2020 and June 30, 2020, respectively.

There were no transfers into or out of Level 3 during the three months ended September 30, 2020.

(b) Liquidity Risk

The Company has a history of losses and no operating revenues from its operations. Liquidity risk is the risk that the Company will not be able to meet its short term business requirements. As at September 30, 2020, the Company had a working capital position of $68,879,993 and sufficient cash resources to meet the Company’s short-term financial liabilities and its planned exploration expenditures on the Silver Sand and Silverstrike Projects for, but not limited to, the next 12 months.

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following summarizes the remaining contractual maturities of the Company’s financial liabilities:

	September 30, 2020		June 30, 2020
	Due within a year	Total	Total
Trade and other payables	$1,709,859	$1,709,859	$1,573,474
Due to a related party	72,683	72,683	84,742
Payable for mineral property acquisition	-	-	263,120
	$1,782,542	$1,782,542	$1,921,336

(c) Foreign Exchange Risk

The Company is exposed to foreign exchange risk when it undertakes transactions and holds assets and liabilities denominated in foreign currencies other than its functional currencies. The Company’s functional currency is the Canadian dollar. The Company currently does not engage in foreign exchange currency hedging. The Company’s exposure to foreign exchange risk is summarized as follows:

Management’s Discussion and Analysis	Page 11

NEW PACIFIC METALS CORP. Management’s Discussion and Analysis For the three months ended September 30, 2020 and 2019 (Expressed in Canadian dollars, unless otherwise stated)

The amounts are expressed in CAD equivalents	September 30, 2020	June 30, 2020
United States dollars	$13,156,483	$15,206,715
Bolivianos	374,256	404,952
Chinese RMB	211,618	218,216
Financial assets in foreign currency	$13,742,357	$15,829,883

United States dollars	$557,440	$589,986
Chinese RMB	140,225	137,725
Financial liabilities in foreign currency	$697,665	$727,711

As at September 30, 2020, with other variables unchanged, a 1% strengthening (weakening) of the US dollar against the CAD would have increased (decreased) net income by approximately $126,000.

As at September 30, 2020, with other variables unchanged, a 1% strengthening (weakening) of the Bolivianos against the CAD would have increased (decreased) net income by approximately $3,700.

As at September 30, 2020, with other variables unchanged, a 1% strengthening (weakening) of the Chinese RMB against the CAD would have increased (decreased) net income by approximately $1,000.

(d) Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company’s cash and cash equivalents primarily include highly liquid investments that earn interest at market rates that are fixed to maturity. The Company also holds a portion of cash and cash equivalents in bank accounts that earn variable interest rates. Due to the short- term nature of these financial instruments, fluctuations in market rates do not have significant impact on the fair values of the financial instruments as of September 30, 2020. The Company also owns GICs and bonds that earn interest payments at fixed rates to maturity. Fluctuation in market interest rates usually will have an impact on bond’s fair value. An increase in market interest rates will generally reduce bond’s fair value while a decrease in market interest rates will generally increase it. The Company monitors market interest rate fluctuations closely and adjusts the investment portfolio accordingly.

(e) Credit Risk

Credit risk is the risk of financial loss to the Company if the counterparty to a financial instrument fails to meets its contractual obligations. The Company’s exposure to credit risk is primarily associated with cash and cash equivalents, bonds, and receivables. The carrying amount of financial assets included on the statement of financial position represents the maximum credit exposure.

The Company has deposits of cash equivalents that meet minimum requirements for quality and liquidity as stipulated by the Board. Management believes the risk of loss to be remote, as a majority of its cash and cash equivalents are held with major financial institutions. Bonds by nature are exposed to more credit risk than cash. The Company manages its risk associated with bonds by only investing in large globally recognized corporations from diversified industries. As at September 30, 2020, the Company had a receivables balance of $385,285 (June 30, 2020 - $413,594).

Management’s Discussion and Analysis	Page 12

NEW PACIFIC METALS CORP. Management’s Discussion and Analysis For the three months ended September 30, 2020 and 2019 (Expressed in Canadian dollars, unless otherwise stated)

(f) Equity Price Risk

The Company holds certain marketable securities that will fluctuate in value as a result of trading on global financial markets. Based upon the Company’s portfolio at September 30, 2020, a 10% increase (decrease) in the market price of the securities held, ignoring any foreign exchange effects would have resulted in an increase (decrease) to net income of approximately $630,000.

RELATED PARTY TRANSACTIONS

Related party transactions are made on terms agreed upon by the related parties. The balances with related parties are unsecured, non-interest bearing, and due on demand. Related party transactions not disclosed elsewhere in this MD&A are as follows:

Due to a related party	September 30, 2020	June 30, 2020
Silvercorp Metals Inc.	$72,683	$84,742

Silvercorp Metals Inc. (“Silvercorp”) has two directors and one officer in common with the Company. Silvercorp and the Company share office space and Silvercorp provides various general and administrative services at cost to the Company. Expenses in services rendered and incurred by Silvercorp on behalf of the Company for the three months ended September 30, 2020 were $220,562 (three months ended September 30, 2019 - $188,637).

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet financial arrangements.

PROPOSED TRANSACTIONS

There are no proposed acquisitions or disposals of assets or business, other than those in the ordinary course of business, approved by the Board as at the date of this MD&A.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported on the consolidated financial statements. These critical accounting estimates represent management’s estimates that are uncertain and any changes in these estimates could materially impact the Company’s consolidated financial statements. Management continuously reviews its estimates and assumptions using the most current information available. The Company’s critical accounting policies and estimates are described in Note 2 of the audited consolidated financial statements for the year ended June 30, 2020.

OUTSTANDING SHARE DATA

As at the date of this MD&A, the following securities were outstanding:

(a) Share Capital

• Authorized – unlimited number of common shares without par value.

Management’s Discussion and Analysis	Page 13

NEW PACIFIC METALS CORP. Management’s Discussion and Analysis For the three months ended September 30, 2020 and 2019 (Expressed in Canadian dollars, unless otherwise stated)

• Issued and outstanding – 152,913,544 common shares with a recorded value of $192.5 million.

• Shares subject to escrow or pooling agreements – nil.

(b) Options

The outstanding options as at the date of this MD&A are summarized as follows:

Options
Outstanding	Exercise Price $	Expiry Date
1,215,000	0.55	October 31, 2021
1,227,500	1.15	July 31, 2022
200,000	1.57	December 7, 2022
1,682,001	2.15	February 21, 2024
4,324,501	$ 1.19

(c) RSUs

The outstanding RSUs as at the date of this MD&A are summarized as follows:

RSUs Outstanding	Grant Date Price $
907,200	$ 4.70

RISK FACTORS

The Company is subject to many risks which are outlined in its Annual Information Form, NI 43-101 technical report and other public filings which are available on SEDAR at www.sedar.com. In particular, please review the “Political and Economic Risks in Bolivia” section under the “Risk Factors” heading in the Annual Information Form. In addition, please refer to the “Financial Instruments” section of this MD&A for an analysis of financial risk factors.

COVID-19

The current outbreak of COVID-19 pandemic could have a material adverse effect on the Company’s business and operations, as well as impacting global economic conditions. COVID-19 had spread to regions where the Company has operations and offices. Government efforts to control the spread of the virus have resulted in temporary suspensions of our operations in Bolivia and reduced corporate activities in Canada. The international response to the spread of COVID-19 has led to significant restrictions on travel, temporary business closures, quarantines, global stock and financial market volatilities, labour shortage and delay in logistics, and a general reduction in consumer activities. All of these could affect commodity prices, interest rates, credit risk, social security and inflation. Such public health crisis at the moment or in the future may negatively affect the Company's operations along with the operations of its suppliers, contractors, service providers and local communities.

While the COVID-19 pandemic has already had significant, direct impacts on the Company’s operations and business, the extent to which the pandemic will continue to impact our operations are highly uncertain and cannot be predicted with confidence as at the date of this MD&A. These uncertainties include, but are not limited to, the duration of the outbreak, Bolivian and Canadian governments’ mandates to curtail the spreading of the virus, community and social stabilities and the Company’s ability to resume operations efficiently or economically. It is also uncertain whether the Company will be able to maintain an adequate financial condition and have sufficient capital or have the ability to raise capital. Any of these uncertainties, and others, could have further material adverse effect on the Company’s business and operations.

Management’s Discussion and Analysis	Page 14

NEW PACIFIC METALS CORP. Management’s Discussion and Analysis For the three months ended September 30, 2020 and 2019 (Expressed in Canadian dollars, unless otherwise stated)

The Company may experience additional business interruptions, including suspended (whether government mandated or otherwise) or reduced operations relating to COVID-19 and other such events could have a material adverse impact on the Company’s business, operations and operating results, financial condition and liquidity.

TECHNICAL INFORMATION

Technical information contained in this MD&A has been reviewed and approved by Alex Zhang, P. Geo., Vice President of Exploration, who is a Qualified Person for the purposes of NI 43-101.

FORWARD LOOKING STATEMENTS

Except for statements of historical fact relating to the Company, certain information contained herein constitutes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws (collectively, “forward-looking statements”).. Forward-looking statements are frequently characterized by words such as “plan”, “expect”, “project”, “intend”, “believe”, “anticipate”, “estimate”, “goals”, “forecast”, “budget”, “potential” or variations thereof and other similar words, or statements that certain events or conditions “may”, “could”, “would”, “might”, “will” or “can” occur. . Forward-looking statements include, but are not limited to: statements regarding anticipated exploration, drilling, development, construction, and other activities or achievements of the Company; timing of receipt of permits and regulatory approvals, including TSXV approval of the spin-out and the listing of the Whitehorse Gold common shares on the TSXV; and estimates of the Company’s revenues and capital expenditures.

Forward-looking statements are based on the opinions and estimates of management on the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include global economic and social impact of COVID-19, fluctuating equity prices, bond prices, commodity prices, calculation of resources, reserves and mineralization, general economic conditions, foreign exchange risks, interest rate risk, foreign investment risk, loss of key personnel, conflicts of interest, dependence on management, uncertainties relating to the availability and costs of financing needed in the future, environmental risks, operations and political conditions, the regulatory environment in Bolivia and Canada, and other factors described in this MD&A, under the heading “Risk Factors” in the Company’s Annual Information Form for the year ended June 30, 2020 and its other public filings. The foregoing is not an exhaustive list of the factors that may affect any of the Company’s forward-looking statements or information.

The forward-looking statements are necessarily based on a number of estimates, assumptions, beliefs, expectations and opinions of management as of the date of this MD&A that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates, assumptions, beliefs, expectations and options include, but are not limited to, those related to the Company’s ability to carry on current and future operations, including: the duration and effects of COVID-19 on our operations and workforce; development and exploration activities; the timing, extent, duration and economic viability of such operations; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; the Company’s ability to meet or achieve estimates, projections and forecasts; the stabilization of the political climate in Bolivia; the availability and cost of inputs; the price and market for outputs; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

Management’s Discussion and Analysis	Page 15

NEW PACIFIC METALS CORP. Management’s Discussion and Analysis For the three months ended September 30, 2020 and 2019 (Expressed in Canadian dollars, unless otherwise stated)

Although the forward-looking statements contained in this MD&A are based upon what management believes are reasonable assumptions, there can be no assurance that actual results will be consistent with these forward-looking statements. All forward-looking statements in this MD&A are qualified by these cautionary statements. Accordingly, readers should not place undue reliance on such statements. Other than specifically required by applicable laws, the Company is under no obligation and expressly disclaims any such obligation to update or alter the forward-looking statements whether as a result of new information, future events or otherwise except as may be required by law. These forward-looking statements are made as of the date of this MD&A.

CAUTIONARY NOTE TO U.S. INVESTORS

The disclosure in this MD&A and referred to herein was prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Standards (the “CIM Definition Standards”) incorporated by reference therein, which differs significantly from the requirements of the U.S. Securities and Exchange Commission (the "SEC") set out in Industry Guide 7. Accordingly, such disclosure may not be comparable to similar information made public by companies that report in accordance with Industry Guide

7. In particular, this MD&A may refer to "mineral resources", "measured mineral resources", "indicated mineral resources" or "inferred mineral resources". While these categories of mineralization are recognized and required by Canadian securities laws, they are not recognized by Industry Guide 7 and are not normally permitted to be disclosed in SEC filings by U.S. companies that are subject to Industry Guide 7. U.S. investors are cautioned not to assume that any part of a "mineral resource", "measured mineral resource", "indicated mineral resource", or "inferred mineral resource" will ever be converted into a "reserve." In addition, "reserves" reported by the Company under Canadian standards may not qualify as reserves under Industry Guide 7. Under Industry Guide 7, mineralization may not be classified as a "reserve" unless the mineralization can be economically and legally extracted or produced at the time the "reserve" determination is made. Accordingly, information contained or referenced in this MD&A containing descriptions of mineral deposits may not be comparable to similar information made public by U.S. companies the United States federal securities laws and the rules and regulations thereunder. "Inferred mineral resources" are that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Such geological evidence is sufficient to imply but not verify geological and grade or quality continuity. However, it is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated mineral resources with continued exploration. Readers are cautioned not to assume that all or any part of an inferred mineral resource is economically or legally mineable. Further, while NI 43-101 permits companies to disclose economic projections contained in preliminary economic assessments and pre-feasibility studies, which are not based on "reserves", U.S. companies have not generally been permitted under Industry Guide 7 to disclose economic projections for a mineral property in their SEC filings prior to the establishment of "reserves". Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian reporting standards; however, Industry Guide 7 normally only permits issuers to report mineralization that does not constitute "reserves" by Industry Guide 7 standards as in-place tonnage and grade without reference to unit measures. Historical results or feasibility models presented herein are not guarantees or expectations of future performance.

Management’s Discussion and Analysis	Page 16

NEW PACIFIC METALS CORP. Management’s Discussion and Analysis For the three months ended September 30, 2020 and 2019 (Expressed in Canadian dollars, unless otherwise stated)

The SEC adopted new mining disclosure rules under subpart 1300 of Regulation S-K of the U.S. Securities Act (the “SEC Modernization Rules”) effective February 25, 2019, with compliance required for the first fiscal year beginning on or after January 1, 2021. The SEC Modernization Rules replace the historical property disclosure requirements included in SEC Industry Guide 7. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources”. In addition, the SEC has amended its definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” to be substantially similar to corresponding definitions under the CIM Definition Standards. During the period leading up to the compliance date of the SEC Modernization Rules, information regarding minimal resources or reserves contained or referenced in this MD&A may not be comparable to similar information made public by companies that report according to U.S. standards. While the SEC Modernization Rules are expected to be “substantially similar” to the CIM Definitions standards, readers are cautioned that there are differences between the SEC Modernization Rules and the CIM Definitions Standards.

Additional information relating to the Company can be obtained under the Company’s profile on SEDAR at www.sedar.com, and on the Company’s website at www.newpacificmetals.com.

Management’s Discussion and Analysis	Page 17